UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

18,663,816

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

18,663,816

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,663,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW RIVER MANAGEMENT V, LP I.R.S. Identification No.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

6,328,853

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

6,328,853

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,328,853
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 5 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007, Amendment No. 2 dated March 19, 2008 and filed on March 24, 2008, Amendment No. 3 dated June 23, 2008 and filed on July 2, 2008, and Amendment No. 4 dated August 10, 2011 and filed on August 17, 2011(the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) is filing this Amendment to disclose the acquisition by Kapital Joe, LLC, a Virginia limited liability company (“Kapital Joe”), JPK 2009, LLC, a Virginia limited liability company (“JPK 2009”) and MGK 2009, LLC, a Virginia limited liability company (“MGK 2009”), each an affiliate of Mr. Kirk, of an aggregate of 1,360,000 shares of Common Stock in a public offering made by the Company on February 10, 2012, as described in Item 3 below.  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: R.J. Kirk Declaration of Trust (“R.J. Kirk DOT”), JPK 2008, LLC, a Virginia limited liability company (“JPK 2008”), MGK 2008, LLC, a Virginia limited liability company (“MGK 2008”), ZSK 2008, LLC, a Virginia limited liability company (“ZSK”), Lotus Capital (2000) Company Inc., a Delaware corporation (“Lotus”), Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”), New River Management IV, LP, a Virginia limited partnership (“NRM IV”), New River Management V, LP, a Delaware limited partnership (“NRM V”), Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), Kapital Joe, JPK 2009 and MGK 2009.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“As reported herein, Kapital Joe, JPK 2009 and MGK 2009 utilized their respective working capital to purchase 1,360,000 shares of Common Stock in a public offering by the Company for an aggregate purchase price of approximately $14.4 million.  In addition, between November 14, 2011 and November 23, 2011, Kapital Joe utilized its working capital to purchase 915,947 shares of Common Stock through open market purchases for an aggregate purchase price of $7.4 million.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a)           The aggregate number and percentage of shares of Common Stock to which this statement relates is 18,663,816 shares of Common Stock, representing 16.8% of the 104,031,979 shares of Common Stock outstanding as of February 7, 2012 and confirmed by the Company, plus 6,800,000 shares issued in the February 10, 2012 public stock offering plus 20,000 shares Mr. Kirk would be able to acquire pursuant to stock options that are immediately exercisable.  Mr. Kirk directly beneficially owns 3,450,000 shares of Common Stock to which this statement relates (20,000 of such shares of Common Stock he has the right to acquire pursuant to immediately exercisable stock options). The 15,213,816 shares of Common Stock indirectly beneficially owned by Mr. Kirk to which this statement relates are directly beneficially owned as follows:

Owner	Shares
R.J. Kirk DOT	1,722,965
JPK 2009	234,300
MGK 2009	234,300
JPK 2008	293,000
MGK 2008	293,000
ZSK	293,000
Lotus	10,945
Kapital Joe	2,905,947
Staff 2001	135,000
NRM IV	1,326,320
NRM V	6,328,853
Kirkfield	1,436,186

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by R.J. Kirk DOT, JPK 2009, MGK 2009, JPK 2008, MGK 2008, ZSK, Lotus, Kapital Joe, Staff 2001, NRM IV, NRM V and Kirkfield.”

Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(b)           Number of shares of Common Stock as to which such persons have:

  (i)           sole power to vote or to direct the vote – 18,663,816 (1)

  (ii)          shared power to vote or to direct the vote – 0

  (iii)         sole power to dispose of or to direct the disposition of – 18,663,816 (1)

  (iv)         shared power to dispose of or to direct the disposition of – 0

(1) Includes (i) 20,000 shares that Mr. Kirk has the right to acquire pursuant to immediately exercisable options and (ii) shares of Common Stock held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 1,722,965 shares of Common Stock held by R.J. Kirk DOT; 234,300 shares of Common Stock held by JPK 2009; 234,300 shares of Common Stock held by MGK 2009; 293,000 shares of Common Stock held by JPK 2008; 293,000 shares of Common Stock held by MGK 2008; 293,000 shares of Common Stock held by ZSK; 10,945 shares of Common Stock held by Lotus; 2,905,947 shares of Common Stock held by Kapital Joe; 135,000 shares of Common Stock held by Staff 2001; 1,326,320 shares of Common Stock held by NRM IV; 6,328,853 shares of Common Stock held by NRM V; and 1,436,186 shares of Common Stock held by Kirkfield.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“(c) Other than the purchases as reported herein, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 4 with the Securities and Exchange Commission on August 17, 2011.”

Item 7.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 1	Joint Filing Agreement, dated as of February 13, 2012, by and among Randal J. Kirk and New River Management V, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

/s/ Randal J. Kirk
Randal J. Kirk

NEW RIVER MANAGEMENT V, LP

By:	Third Security Capital Partners V, LLC, its general partner

By:	Third Security, LLC, its manager

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 1	Joint Filing Agreement, dated as of February 13, 2012, by and among Randal J. Kirk and New River Management V, LP.